INVEST IN **BREYBOURNE CRICKET CLUB**

We're building a professional cricket team and stadium in the Chicago region


BREYBOURNE
CRICKET CLUB

breybourne.com Chicago, IL

Highlights

1. Received approval to build the largest cricket stadium in the United States (25,000 seats).
2. Cricket has 2+ billion fans globally. The Indian Premier League has a valuation of $16 billion.
3. The U.S. just hosted the 2024 Twenty20 World Cup. Cricket will be in the 2028 LA Olympics.
4. JP Duminiy is an Advisory Board Member. South African cricket superstar, 625K Instagram followers.
5. $205K+ capital raised to-date, with an additional $200K committed.
6. 350K+ cricket fans in the Chicago region. $500M+ potential membership market in the Midwest.

7 Major League Cricket launched in the U.S. in 2023 with
$120M invested. Chicago team expansion plans.

8 Investor perks include club membership, exclusive access,
coaching sessions, your name up in lights!

Featured Investor



Jean Paul Duminy
Syndicate Lead

[Follow]

Invested $250,000 ⓘ

Former South African Cricketer, Current Batting Coach Mens South
Africa Cricket Team, Breybourne CC advisory boarder
member/coach/Investor
google.com

"Cricket is a global game that needs to be spread to all
corners and with the US on the rise I'm excited for what
breybourne can do to serve the game and it's people. We at
breybourne have the vision of creating opportunities for all
who love the game, from juniors to Amateur and high
performance. Our world class facility shows the elite vision
and possibilities and we are excited for you to participate in
our venture. This game is not for self gain but to serve the
people to who love it, who's passion runs deep in their veins.
We look forward to collaborating with you to change lives.
Regards JP Duminy"

Our Team



Paresh Patel Chairman and CEO

Breybourne Stadium Chicagoland USA | Breybourne Cricket
Club Chicago USA | Breybourne Cape Town South Africa |
Professional Sports Team | Sports Properties



Jean-Paul Duminy Investor & Advisory Board

Former Professional International Cricketer. Played in IPL,
PSL, CPL and other Leagues. Current Cricket Coach with
South Africa National Team.



Ajay Seth Advisory Board

Cricket Administrator with experience in ICC World Cup,
BCCI, MCA, IPL, and MPL.



Naveed Dafedar Advisory Board

Previous VP of On-Air Promotion with Zee Entertainment and Sony Pictures Networks. Currently freelance Director Promos, TVCs and TV Series, Creative Director.



Rob Topping Advisory Board

Father of #freeform Providing solutions to businesses in the ecosystem of alternative investments and the "Nu40" replacing the traditional 60-40 stocks-bonds model.



James Gallagher Advisory Board

Managing Director focused on Alternative Investments from venture capital, real estate and private investments.

Our Cricket Pitch... (pun intended!)

From a dream, an idea, a thought, to creating something meaningful that brings **generational impact to the sport** is how Breybourne was conceived.

Hi, my name is Paresh Patel, and I am the founder of Breybourne Cricket Club.

Behind soccer, cricket is the **second most popular** sport in the world – with **2.5 billion** global players and fans, and a market size of **$10+ billion**.


GOUS
68
USA
USA
USA

Until now, professional cricket has not taken off in the United States. But we believe that now is the time for cricket to enter

States. But we believe that now is the time for cricket to enter the American market. And at Breybourne, we're going to be at the center of that.



Breybourne Cricket Club team after winning the USA Premier League Championship in 2022.



Breybourne is a professional cricket club in the Chicago region. But it's so much more than that. We're also building a **world class entertainment venue** – a stadium, clubhouse, hotel, lounge and restaurant. Breybourne is a majority stake holder in the team and stadium.



The Stadium Complex:

We are building a **25,000 capacity** stadium in Chicago suburb Oswego, IL.

This will be the **largest** dedicated **cricket stadium** in the United States.

We have acquired the land (34 acres).

And our development plans have been approved by the relevant local authorities.

local authorities.

Beside the stadium will sit a **120 room full service hotel** with an event space.

And we will build a 13K sq ft, **stand alone restaurant**.

Our 24K sq ft **Members Clubhouse** will host exclusive members only space, an event space, restaurant, and lounge.

And a **Players Clubhouse** will house world class team lockers and facilities including an indoor cricket academy, 15 suites on top for stadium viewing, and a public sports bar.

The Cricket Team:

At the core of Breybourne Cricket Club is a commitment to building a professional cricket team that competes at the highest levels of the sport in the U.S.

In 2022, we bought a franchise in the USA Premier League. And that same year, we won the championship!


USAPL 2022
Final | 07/28/2022
Cardinals United
132/9
VS
Breybourne CC
133/2
Breybourne CC won by 8 Wickets

Champions of USAPL 2022

Here's a video of South African superstar (and Breybourne investor) JP Duminy congratulating our players after our triumph!


Breybourne Cricket Club USAPL 2022 Champions
Watch later
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Watch on YouTube
BREYBOURNE

This year we secured a franchise in the Midwest Premier League, one of the country's top cricket leagues.


Midwest Premier League Season 2 Promo Video
Watch later
Share


ACTION STARTS ON
MAY 22 2024
MPL
MIDWEST PREMIER LEAGUE SEASON II
CHAMPION
Watch on YouTube



In the coming years, our aim is to become an expansion team of **Major League Cricket (MLC)**.

Currently, there are six MLC teams: Los Angeles Knight Riders, MI New York, San Francisco Unicorns, Seattle Orcas, Texas Super Kings, and Washington Freedom. But the MLC leadership team have expressed an unsurprising desire to expand with a franchise in Chicago. We intend to fill that berth.

Our stadium plans have been approved by the relevant local authorities, and as soon as we raise the capital to get started, we can begin construction.


BREYBOURNE
CRICKET CLUB
Our Plans
We have a five phase plan for building out our stadium venue.

We plan to build out the stadium complex in five phases:

Phase 1: Lay the field and level the ground.

Phase 2: Build the parking lot, lights, berms (grass seating with a capacity of 1,200), and Players Clubhouse.


Phase I & II



Phase 3: Build an additional north parking lot, the Members Clubhouse, the restaurant pad and hotel pad, and add 6,000 physical seats.



Phase 4: Add more seats – bringing the capacity to 14,000 permanent seats.



Phase 5: Add even more seats, bringing the capacity to 25,000.





See the architect renditions below to get a sense of what the final stadium complex will look like.

We get goosebumps looking at them!

While the venue will be used for other eventerainment events (music concerts, festivals, conferences, etc.), it will be the largest dedicated cricket venue in the United States. Right next door to the third biggest city in the country.

If you've watched the movie **Field of Dreams**, that's what we're building. (Although my wife tells me I don't look too much like Kevin Costner!).











Breybourne

And some of the design influences for our Members Clubhouse:



Members Clubhouse
influence
BREYBOURNE
CRICKET CLUB
Breybourne

Members Clubhouse
modern heritage
BRANDING. WHIMSICAL SOPHISTICATION BREATHES MODERN LIFE INTO A TRADITIONAL BRAND AND APPEALS TO CROWDS OF ALL AGES. REFINED BRANDING REFERENCES CLEAN "CRICKET WHITES" WHILE PLAYFUL ELEMENTS SUCH AS PATTERNS REMINISCENT OF TRADITIONAL CRICKET STRIPED BLAZERS ADD ENERGETIC, ECLECTIC DETAILS THAT EXCITE. ELEGANT UNIFORMS & TABLEWARE COMMUNICATE A CHIC SPORTING EXPERIENCE.
honored tradition
INTERIORS. THE VALUES & TRADITIONS THAT DISTINGUISH THE GAME OF CRICKET TRANSLATE IN A MODERN ENVIRONMENT. CRICKET PLAYERS' ETIQUETTE & TIDY, SMART ATTIRE INFORM THE INTERIOR SPACES THROUGH ORNATE MOLDING AND MILLWORK, MATERIALITY, AND PATTERNS. A VARIETY OF ATMOSPHERIC, COMFORTABLE VIEWING EXPERIENCES REFERENCE BREAKS TAKEN DURING TEST MATCHES THAT CAN RUN UP TO FIVE DAYS!


"We're building
a field of dreams.
And they're going to
come in droves."
– Paresh Patel
Chairman and CEO
Breybourne Cricket


BREYBOURNE
CRICKET CLUB
The Market
Cricket is set to rapidly grow in the United States.

As mentioned above, cricket is the second biggest sport in the world. With an annual market size of **$10+ billion**.

And we believe now is the time for the sport to take the **American market** by storm.

In the recent **2024 Twenty20 (T20) World Cup**, in one of the greatest upsets in the history of the game of cricket, the **United States team beat Pakistan** (currently ranked seventh best in the world).

The game was played in Dallas (the **United States was one of the hosts of the World Cup**, along with several Caribbean nations), and the U.S. victory captured the imagination of cricket fans throughout the country.


USA
USA
D THE OFF   IAL T20 WC APP

Another exciting development in U.S. cricket is the roll-out of **Major League Cricket** in 2023. The league currently has six teams, but has plans to expand. MI New York won the inaugural championship in 2023. In 2024, Washington Freedom took home the crown.

The league featured star names like Faf Du Plessis ([5.1M Instagram followers]) and the Australian captain Pat Cummins ([2.6M Instagram followers]), who said of his first season in the MLC, "it's a really high standard. The caliber of players is ridiculous and for a competition in its second season, it's super organized and super competitive... I couldn't speak highly enough of it".

Another factor at play in the increase in cricket's popularity in the U.S. is demographics. The number of people of **South East Asian descent** living in America has increased from around 1 million in 1990, to 6 million today. And as we all know, we South East Asians are crazy about cricket!

And if cricket is poised to explosively grow in the U.S. as a whole, we believe there is also a hole in the **Chicago market**. None of the six MLC teams are based on Chicago at the moment. Even though Chicago is the third biggest city in the country – with an extremely vibrant sports scene (Bears (NFL), White Sox and Cubs (MLB), Blackhawks (NHL), Bulls (NBA), Fire (MLS) etc.).


BREYBOURNE
CRICKET CLUB
Our Team
We have the right people to bring this dream to life.

Even at the start of our journey, we have already assembled a world class team to bring our Breybourne Cricket Club dream to reality.


Paresh Patel
Chairman and CEO
Breybourne Cricket Club
Chicago, IL
JP Duminy
Advisory Board Member
Former South Africa (SA) Player
SA T20 Team Vice-Captain
Ajay Seth
Advisory Board Member
Cricket Administrator with experience in ICC World Cup, BCCI, MCA, IPL, and MPL.
Naveed Dafedar
Advisory Board Member
Vice President On Air Promotions for Zee Entertainment Enterprises Limited.

As the Chairman and CEO, I personally have deep experience with multiple startups, company acquisitions, and real estate development. We have previous experience owning and operating retail stores, restaurants, manufacturing, and even run a horse farm raising horses for standardbred racing. And of course, I am a lifelong cricket player and fan!

A fun personal anecdote – cricket is so central to my life, that I even met my wife at a cricket match in Mumbai back in 1998!

even met my wife at a cricket match in Mumbai back in 1998.
The reason the clock in the Breybourne logo points to 3 o'clock, is because that is the exact time that I met my wife at Wankhede Stadium in Mumbai!

Our Advisory Board includes South African legend JP Duminy (46 tests, 199 ODIs and 81 T20 matches for South Africa). As well as Ajay Seth and Naveed Dafedar – who bring both deep cricket and industry experience and expertise.



News Coverage
Breybourne Cricket Club
Chicago Tribune
Breybourne Cricket Club Chairman and CEO Paresh Patel, right, goes over notes with Coach JP Duminy during tryouts in Naperville for the Breybourne Cricket Club at the end of March. Patel has been the driving force behind the plan to build a cricket stadium in Oswego. (Troy Stolt/ For The Beacon-News)
Suburban cricket club gets quick OK for its future home in Oswego
33-acre site to include hotel, restaurant, training facility

This Fundraise
We are delighted to invite all cricket fans to join us on this journey!
BREYBOURNE
CRICKET CLUB

To-date we've **raised $450K** in capital, from private investors, including JP Duminy. With another **$200K committed** over the coming few months – excluding the amount raised in our Wefunder community round.

We're looking to **raise $6M** in total this round. This will be used for Phase I and II of construction on the stadium complex.

Investors will benefit from profit distributions after a 24-month construction period, with returns expected to start within two years after the completion of Phase 3. With our potential expansion into Major League Cricket, the upside for investors is substantial, as the franchise's valuation could increase exponentially in the coming years.

We are raising funds through a community round to accelerate the construction process and invite the global cricket community to be a part of this groundbreaking project.

We want to put our fans at the center of everything we do. Local residents of Oswego, Fox Valley Region, and the Chicago region. We would invite cricket enthusiasts from Midwest states,

nationwide and even international, who would love to see this beautiful game flourish in the United States.

With the backing of cricket superstars like JP Duminy and the support of our growing community, Breybourne Cricket Club is on track to make history. Now is your chance to join us in building a world-class cricket destination in the United States.

This is not just an **investment in cricket**; it's an **investment in a legacy**.

Welcome to Breybourne Cricket Club.